UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 APRIL 2020

Commission File number 001-35079

LLOYDS BANK plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the Bank’s Registration Statement (File no. 333-231902-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Lloyds Bank Group's or its directors' and/or management's beliefs and expectations, are forward looking statements.

Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Lloyds Bank Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Lloyds Bank Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Lloyds Bank Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the coronavirus disease (COVID-19) outbreak) and other disasters, adverse weather and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Lloyds Bank Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Lloyds Bank Group's directors, management or employees including industrial action; changes to the Lloyds Bank Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Lloyds Bank Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts.

Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Lloyds Bank Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2020 and is being incorporated by reference into the Registration Statement with File no. 333-231902-01.

The comparative information included in the consolidated financial statements presented in this Form 6-K differs from that provided in the Group’s UK results for the three months ended 31 March 2020. As reported in the Group’s 2018 Form 20-F, an adjusting post balance sheet event that occurred between the signing of the Group’s 2018 UK Annual Report and Accounts and its 2018 Form 20-F resulted in the charge recognised in respect of PPI complaints in the Group’s 2018 Form 20-F being £649 million greater than that recorded in the Group’s 2018 UK Annual Report and Accounts; £99 million of this charge was reflected in the UK results for the three months to 31 March 2019. Consequently, the charge recognised by the Group in its UK results for the three months ended 31 March 2019 was £99 million greater than in the comparatives shown in this Form 6-K.

FINANCIAL REVIEW

Income statement

During the three months to 31 March 2020, the Group recorded a profit before tax of £404 million compared with a profit before tax in the three months to 31 March 2019 of £1,519 million, a decrease of £1,115 million which was largely driven by a significantly increased impairment charge due to changes to the Group’s economic outlook as a result of the coronavirus pandemic.

Total income decreased by £172 million, or 4 per cent, to £3,902 million in the three months to 31 March 2020 compared with £4,074 million in the three months to 31 March 2019; there was a £166 million decrease in net interest income coupled with a small decrease of £6 million in other income.

Net interest income was £2,885 million in the three months to 31 March 2020, a decrease of £166 million, or 5 per cent, compared to £3,051 million in the three months to 31 March 2019. The net interest margin reduced as a result of continued pressure from competitive asset markets and reduced liability spreads; and average interest-earning assets reduced with growth in the open mortgage book and targeted segments, including UK motor finance, more than offset by lower balances in the closed mortgage book and the effects of the Commercial Banking portfolio optimisation.

Other income was £6 million, or 1 per cent, lower at £1,017 million in the three months to 31 March 2020 compared to £1,023 million in the three months to 31 March 2019.

Operating expenses decreased by £93 million, or 4 per cent, to £2,187 million in the three months to 31 March 2020 compared to £2,280 million in the three months to 31 March 2019. There was a £60 million increase in regulatory provisions and a £153 million decrease in other operating expenses. Other operating expenses were lower, despite continued strategic investment and absorbing some emerging expenses related to the Group’s response to the coronavirus outbreak, as a result of the Group’s continued cost discipline and efficiencies gained through digitalisation and other process improvements; the decrease also reflects a lower level of restructuring costs.

No further provision has been taken for payment protection insurance (PPI). Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent, although operations have been impacted by the coronavirus pandemic in recent weeks. The unutilised provision at 31 March 2020 was £1,014 million.

The Group’s impairment charge increased by £1,036 million to £1,311 million in the three months to 31 March 2020 compared to £275 million in the three months to 31 March 2019, with the increase primarily driven by updates to the Group’s economic outlook following the coronavirus outbreak resulting in a charge of £774 million and coronavirus impacts on existing restructuring cases leading to an additional charge of £172 million. Underlying credit quality remains robust, however increased charges will inevitably arise from existing and new lending. Although market dynamics are challenging a number of sectors and corporate customers within the Commercial book, particularly within the Business Support Unit, the corporate portfolio’s diverse client base and limits are being proactively managed, and have relatively low exposure to the most vulnerable sectors affected by the coronavirus outbreak. The Group’s management of concentration risk includes single name and country limits as well as controls over the Group’s overall exposure to certain higher risk and vulnerable sectors and asset classes.

The Group’s outlook and IFRS 9 base case economic scenario used to calculate expected credit loss (ECL) allowance has been updated since the 2019 year end through post model adjustments. Reflecting these post model adjustments, which take into account the Group’s best estimate of the impact of the coronavirus outbreak on the Group’s customer and client base, has resulted in an additional impairment charge of £774 million in the quarter. The Group’s ECL allowance continues to reflect a probability-weighted view of future economic scenarios including a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of severe downside, although all scenarios have deteriorated significantly since the 2019 year end.

REVIEW OF PERFORMANCE (continued)

Significant uncertainty remains. Although the existing book and new lending, including UK Government supported lending, will inevitably experience losses, partially offset by applicable UK Government guarantees, the extent of the impairment charge will depend on the severity and the duration of the economic shock experienced in the UK.

There was a tax credit of £396 million in the three months to 31 March 2020 compared to a charge of £459 million in the three months to 31 March 2019 reflecting the reduced profit before tax in 2020 and a credit of £447 million arising on remeasurement of the Group’s deferred tax balances following the UK Government’s decision to maintain the corporation tax rate at 19 per cent on 1 April 2020, which was substantively enacted on 17 March 2020.

Profit for the period, after tax, was £800 million compared to £1,060 million in the three months to 31 March 2019.

Balance sheet and capital

The Group is committed to supporting its customers in financial distress and with increased liquidity needs during the coronavirus pandemic and continues to optimise funding and target current account balance growth as well as accessing wholesale funding markets across currencies and investors to maintain a stable and diverse source of funds.

Total assets were £30,705 million, or 5 per cent, higher at £612,073 million at 31 March 2020 compared to £581,368 million at 31 December 2019. Cash and balances at central banks were £19,374 million higher at £58,254 million reflecting the increased liquidity needs. Financial assets at amortised cost increased by £715 million to £487,216 million at 31 March 2020 compared to £486,501 million at 31 December 2019 as increased corporate lending, primarily drawdowns of existing facilities, was partially offset by expected reductions in the mortgage book along with reductions in credit cards, where customer activity reduced in March. Derivative balances were £3,689 million higher at £12,183 million compared to £8,494 million at 31 December 2019, this increase reflects movements in both interest rates and exchange rates, particularly the US dollar, over the quarter. Other assets were £4,614 million higher at £25,206 million compared to £20,592 million at 31 December 2019 mainly due to a £4,723 million increase in retirement benefit assets as credit spreads widened; since the period end the net surplus has reduced as credit spreads have started to narrow.

Total liabilities were £25,621 million, or 5 per cent, higher at £568,090 million compared to £542,469 million at 31 December 2019. Deposits from banks were £12,563 million higher at £36,156 million as the Group drew down on available funding facilities and customer deposits were £13,132 million, or 3 per cent, higher at £409,971 million compared to £396,839 million at 31 December 2019, as a result of growth in retail current accounts and commercial deposits.

Total equity increased by £5,084 million, or 13 per cent, from £38,899 million at 31 December 2019 to £43,983 million at 31 March 2020, mainly due to profit for the period and a positive remeasurement of the Group’s post-retirement defined benefit schemes as credit spreads widened significantly in the quarter.

The Group’s common equity tier 1 capital ratio reduced to 14.1 per cent1 from 14.3 per cent at 31 December 2019, primarily as a result of an increase in risk-weighted assets. The tier 1 capital ratio reduced to 17.9 per cent1 from 18.3 per cent at 31 December 2019 and the total capital ratio reduced to 21.7 per cent1 from 22.1 per cent at 31 December 2019.

Risk-weighted assets increased by £3.7 billion, or 2 per cent, to £175.6 billion at 31 March 2020, compared to £171.9 billion at 31 December 2019 largely as a result of the full implementation of the new securitisation framework, resulting in an increase of £2.1 billion; increases of approximately £0.4 billion in counterparty credit risk and credit valuation adjustments; and retail, an increase of approximately £1.0 billion. Optimisation activity undertaken in Commercial Banking prior to the coronavirus pandemic has been largely offset by drawdowns by corporate customers towards the end of the quarter.

The Group’s UK leverage ratio remains at 5.1 per cent1.

1Incorporating profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)	Three months ended 31 March 2020	Three months ended 31 March 2019
	£million	£million

Net interest income	2,885	3,051
Other income	1,017	1,023
Total income	3,902	4,074
Total operating expenses	(2,187)	(2,280)
Trading surplus	1,715	1,794
Impairment	(1,311)	(275)
Profit before tax	404	1,519
Taxation	396	(459)
Profit for the period	800	1,060

Profit attributable to ordinary shareholders	685	981
Profit attributable to other equity holders	104	69
Profit attributable to equity holders	789	1,050
Profit attributable to non-controlling interests	11	10
Profit for the period	800	1,060

CONDENSED CONSOLIDATED BALANCE SHEET	At 31 March 2020	At 31 Dec 2019
	£million	£million
	(unaudited)	(audited)
Assets
Cash and balances at central banks	58,254	38,880
Financial assets at fair value through profit or loss	2,406	2,284
Derivative financial instruments	12,183	8,494
Financial assets at amortised cost	487,216	486,501
Financial assets at fair value through other comprehensive income	26,808	24,617
Other assets	25,206	20,592
Total assets	612,073	581,368

Liabilities
Deposits from banks	36,156	23,593
Customer deposits	409,971	396,839
Deposits from fellow Lloyds Banking Group undertakings	6,207	4,893
Financial liabilities at fair value through profit or loss	7,341	7,702
Derivative financial instruments	10,348	9,831
Debt securities in issue	75,425	76,431
Subordinated liabilities	12,222	12,586
Other liabilities	10,420	10,594
Total liabilities	568,090	542,469

Shareholders’ equity	38,663	33,973
Other equity interests	5,248	4,865
Non-controlling interests	72	61
Total equity	43,983	38,899
Total equity and liabilities	612,073	581,368

ADDITIONAL FINANCIAL INFORMATION

Basis of presentation

This release covers the results of Lloyds Bank plc (the Bank) together with its subsidiaries (the Group) for the three months ended 31 March 2020.

Accounting policies

The accounting policies are consistent with those applied by the Group in its 2019 Annual Report on Form 20-F.

Capital

The Group’s Q1 2020 Interim Pillar 3 Report can be found at www.lloydsbankinggroup.com/investors/financial-performance/

ADDITIONAL FINANCIAL INFORMATION (continued)

economic assumptions

The key UK economic assumptions made by the Group, averaged over a five-year period, used to calibrate the impairment overlay in the first quarter are shown below:

	Base case	Upside	Downside	Severe downside
	%	%	%	%

At 31 March 2020
GDP	0.9	1.2	0.4	(0.1)
Interest rate	0.24	0.88	0.08	0.02
Unemployment rate	5.0	4.7	6.5	7.6
House price growth	1.4	4.7	(3.7)	(8.8)
Commercial real estate price growth	(0.3)	1.0	(4.8)	(7.2)

At 31 December 2019
GDP	1.3	1.6	1.1	0.4
Interest rate	1.25	2.04	0.49	0.11
Unemployment rate	4.3	3.9	5.8	7.2
House price growth	1.3	5.0	(2.6)	(7.1)
Commercial real estate price growth	(0.2)	1.8	(3.8)	(7.1)

Scenarios by year

	2020	2021	2022	2020-22
	%	%	%	%
Base Case
GDP	(5.0)	3.0	3.5	1.2
Interest rate	0.10	0.25	0.25	0.20
Unemployment rate	5.9	5.4	4.7	5.3
House price growth	(5.0)	2.0	2.5	(0.7)
Commercial real estate price growth	(15.0)	5.0	5.0	(6.3)
Upside
GDP	(5.0)	3.8	3.7	2.2
Interest rate	0.26	1.03	1.08	0.79
Unemployment rate	5.9	5.0	4.3	5.0
House price growth	(2.2)	6.8	6.8	11.6
Commercial real estate price growth	(11.9)	8.9	6.0	1.7

Downside
GDP	(6.5)	1.8	3.6	(1.4)
Interest rate	0.00	0.03	0.06	0.03
Unemployment rate	6.3	6.7	6.4	6.5
House price growth	(7.6)	(4.1)	(5.3)	(16.1)
Commercial real estate price growth	(26.6)	(3.3)	2.1	(27.5)

Severe downside
GDP	(7.8)	(0.1)	3.1	(5.1)
Interest rate	0.00	0.00	0.00	0.00
Unemployment rate	6.7	8.0	8.0	7.6
House price growth	(10.0)	(10.9)	(12.9)	(30.2)
Commercial real estate price growth	(39.2)	(5.7)	3.8	(40.5)

ADDITIONAL FINANCIAL INFORMATION (continued)

Lending within Commercial Banking to key coronavirus-impacted sectors1

	Drawn	Undrawn
	£bn	£bn

Retail non-food	2.5	1.0
Automotive dealerships	2.3	1.3
Oil and gas	1.3	1.7
Construction	1.2	1.5
Hotels	1.8	0.3
Passenger transport	1.2	0.5
Leisure	0.8	0.5
Restaurants and bars	0.7	0.3

1 Lending classified using UK Office for National Statistics Standard Industrial Classification codes at legal entity level.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer

Dated:	30 April 2020